UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

REVANCE THERAPEUTICS, INC.

(Name of Subject Company (issuer))

REBA MERGER SUB, INC.

(Offeror)

a wholly-owned subsidiary of

CROWN LABORATORIES, INC.

(Parent of Offeror)

CROWN HOLDINGS INTERCO LLC

(Other)

CROWN LABORATORIES HOLDINGS, INC.

(Other)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.001 par value per share

(Title of Class of Securities)

761330109

(CUSIP Number of Class of Securities)

Shellie Hammock

Executive Vice President and General Counsel

Crown Laboratories, Inc.

207 Mockingbird Lane

Johnson City, TN 37604

Telephone: (423) 926-4413

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Pippa Bond, P.C. Van Whiting Kirkland & Ellis LLP 2049 Century Park East, Suite 3700 Los Angeles, CA 90067 Telephone: (310) 552-4200	Julia Danforth Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 Telephone: (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9 and Item 11.

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) relates to the offer by Reba Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Crown Laboratories, Inc., a Delaware corporation, to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Revance Therapeutics, Inc., a Delaware corporation, at a purchase price of $3.10 per Share, net to the stockholder in cash, without interest and less any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I thereto) and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, except as otherwise set forth below.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated December 12, 2024.

(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Summary Advertisement, as published in The New York Times on December 12, 2024.

(a)(5)(A)	Joint Press Release, issued by Crown Laboratories, Inc. and Revance Therapeutics, Inc. on August 12, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Crown Laboratories, Inc. with the Securities and Exchange Commission on August 12, 2024).

(a)(5)(B)	Key Messages, issued on August 12, 2024 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Crown Laboratories, Inc. with the Securities and Exchange Commission on August 12, 2024).

(a)(5)(C)	Crown CEO Letter to Employees, issued on August 12, 2024 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Crown Laboratories, Inc. with the Securities and Exchange Commission on August 12, 2024).

(a)(5)(D)	Crown CEO Letter to Suppliers, issued on August 12, 2024 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Crown Laboratories, Inc. with the Securities and Exchange Commission on August 12, 2024).

(a)(5)(E)	Crown CEO Letter to Salesforce & Talking Points, issued on August 12, 2024 (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Crown Laboratories, Inc. with the Securities and Exchange Commission on August 12, 2024).

(a)(5)(F)	Crown CEO Letter to Customers & KOLs, issued on August 12, 2024 (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by Crown Laboratories, Inc. with the Securities and Exchange Commission on August 12, 2024).

Exhibit No.	Description

(a)(5)(G)	Salesforce FAQs, issued on August 12, 2024 (incorporated by reference to Exhibit 99.7 to the Schedule TO-C filed by Crown Laboratories, Inc. with the Securities and Exchange Commission on August 12, 2024).

(a)(5)(H)	Crown CEO Letter to Crown Employees, issued on September 5, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Crown Laboratories, Inc. with the Securities and Exchange Commission on September 5, 2024).

(a)(5)(I)	Joint Press Release, issued by Crown Laboratories, Inc. and Revance Therapeutics, Inc. on December 9, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Crown Laboratories, Inc. with the Securities and Exchange Commission on December 9, 2024).

(a)(5)(J)	Letter to Employees, issued on December 9, 2024 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Crown Laboratories, Inc. with the Securities and Exchange Commission on December 9, 2024).

(a)(5)(K)	Talking Points for Crown Aesthetics Team, issued on December 9, 2024 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Crown Laboratories, Inc. with the Securities and Exchange Commission on December 9, 2024).

(a)(5)(L)*	Press Release, issued by Crown Laboratories, Inc. on December 12, 2024.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, by and among Crown Laboratories, Inc., Reba Merger Sub, Inc. and Revance Therapeutics, Inc., dated as of August 11, 2024 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Revance Therapeutics, Inc. with the Securities and Exchange Commission on August 12, 2024 (File No. 001-36297)).

(d)(2)	Amended and Restated Agreement and Plan of Merger, by and among Crown Laboratories, Inc., Reba Merger Sub, Inc. and Revance Therapeutics, Inc., dated as of December 7, 2024 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Revance Therapeutics, Inc. with the Securities and Exchange Commission on December 9, 2024 (File No. 001-36297)).

(d)(3)	Support Agreement, dated as of August 11, 2024, by and among Crown Laboratories, Inc., Reba Merger Sub, Inc. and the parties named on Schedule A thereto (included as Exhibit C in the Agreement and Plan of Merger and incorporated herein by reference) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Revance Therapeutics, Inc. with the Securities and Exchange Commission on August 12, 2024 (File No. 001-36297)).

(d)(4)	Amended and Restated Support Agreement, dated as of December 7, 2024, by and among Crown Laboratories, Inc., Reba Merger Sub, Inc. and the parties named on Schedule A thereto (included as Exhibit C in the Amended and Restated Agreement and Plan of Merger and incorporated herein by reference) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Revance Therapeutics, Inc. with the Securities and Exchange Commission on December 9, 2024 (File No. 001-36297)).

(d)(5)*	Confidentiality Agreement, dated January 28, 2024, between Hildred Capital Management, LLC and Revance Therapeutics, Inc.

(d)(6)*	Equity Commitment Letter, dated August 11, 2024, by and among Crown Laboratories, Inc., Hildred Perennial Partners I, LP, Hildred Capital Co-Invest-REBA, LP, Hildred Equity Partners III, LP, Hildred Equity Partners III-A, LP, Hildred Equity Partners II, LP, Hildred Equity Associates II, LP, Hildred Equity Partners II-FR, LP and Hildred Equity Partners II-A, LP.

(d)(7)*	Amended and Restated Equity Commitment Letter, dated December 7, 2024, by and among Crown Laboratories, Inc., Hildred Perennial Partners I, LP, Hildred Capital Co-Invest-REBA, LP, Hildred Equity Partners III, LP and Hildred Equity Partners III-A, LP.

Exhibit No.	Description

(d)(8)*	Limited Guarantee, dated August 11, 2024, by and among Hildred Perennial Partners I, LP, Hildred Capital Co-Invest-REBA, LP, Hildred Equity Partners III, LP, Hildred Equity Partners III-A, LP, Hildred Equity Partners II, LP, Hildred Equity Associates II, LP, Hildred Equity Partners II-FR, LP, Hildred Equity Partners II-A, LP and Revance Therapeutics, Inc.

(d)(9)*	Amended and Restated Limited Guarantee, dated December 7, 2024, by and among Hildred Perennial Partners I, LP, Hildred Capital Co-Invest-REBA, LP, Hildred Equity Partners III, LP, Hildred Equity Partners III-A, LP, Hildred Equity Partners II, LP, Hildred Equity Associates II, LP, Hildred Equity Partners II-FR, LP, Hildred Equity Partners II-A, LP and Revance Therapeutics, Inc.

(d)(10)*	Amendment to the Amended and Restated Agreement and Plan of Merger, by and among Crown Laboratories, Inc., Reba Merger Sub, Inc. and Revance Therapeutics, Inc., dated as of December 11, 2024.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 12, 2024	REBA MERGER SUB, INC.

/s/ Jeffery A. Bedard
Name: Jeffery A. Bedard
Title: Chief Executive Officer

CROWN LABORATORIES, INC.

/s/ Jeffery A. Bedard
Name: Jeffery A. Bedard
Title: Chief Executive Officer

CROWN HOLDINGS INTERCO LLC

/s/ Jeffery A. Bedard
Name: Jeffery A. Bedard
Title: Chief Executive Officer

CROWN LABORATORIES HOLDINGS, INC.

/s/ Jeffery A. Bedard
Name: Jeffery A. Bedard
Title: Chief Executive Officer

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